Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

May 24, 2012

VIA EDGAR AND COURIER

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyperion Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-180694

Dear Mr. Riedler:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of Hyperion Therapeutics, Inc. (the “Company”), is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-180694) (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2012. For the convenience of the Staff, we are supplementally providing a copy of Amendment No. 1 marked to show changes from the Registration Statement originally filed on April 13, 2012.

Amendment No. 1 is being filed in response to comments, contained in the letter dated May 10, 2012 from the Staff to Mr. Donald Santel, Chief Executive Officer of the Company, with respect to the Registration Statement (the “Comment Letter”). For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. References to page numbers in the Company’s responses refer to page numbers in Amendment No. 1.

General

1.	Please provide updated financial statements and financial information throughout the filing. Refer to Rule 3-12 of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the financial statements and financial information throughout Amendment No. 1.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission

May 24, 2012

2.	We note that you intend to submit a number of confidential treatment requests in relation to certain agreements you intend to file by amendment to the registration agreement. Please note that you will be receiving comments to the confidential treatment requests under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement. Please file these agreements, your confidential treatment requests and all other exhibits as soon as possible.

The Company respectfully acknowledges the Staff’s comment and has filed each exhibit (and has submitted the related confidential treatment request, as applicable) that is currently available to the Company and that is required to be filed pursuant to Item 601(a) of Regulation S-K. The Company intends to file all remaining exhibits sufficiently in advance of a request for acceleration of effectiveness of the Registration Statement to provide the Staff time to review such exhibits and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

3.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting

Company.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page to disclose that it is an emerging growth company as defined in Title 1, Section 101 of the Jumpstart Our Business Startups Act (the “JOBS Act”). In addition, the Company has disclosed on pages 33 and 39-40 the circumstances under which a company may lose emerging growth company status, a brief description of the various exemptions that are available to the Company, and the

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Company’s election under Section 107(b) of the JOBS Act to “opt out” of the extended transition period for complying with new or revised accounting standards, including a statement that the election is irrevocable. The Company has also considered describing the extent to which any of these exemptions are available to it as a Smaller Reporting Company and has determined that such disclosure is not material to an investor’s understanding of the risks associated with investing in the Company.

4.	Please note that when you file a pre-effective amendment containing pricing- related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

The Company respectfully acknowledges the Staff’s comment.

5.	Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $10 and 20% if you price above $10.

The Company respectfully acknowledges the Staff’s comment.

6.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

The Company respectfully acknowledges the Staff’s comment and has made appropriate changes throughout Amendment No. 1 as requested.

7.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that it does not intend to use any graphic, visual or photographic information in the prospectus other than the Company’s logo (located on the outside front and back covers of the prospectus) or tabular disclosure appearing in the preliminary prospectus.

Prospectus Summary Our Company, page 1

8.	Please clarify which company currently manufactures and sells BUPHENYL commercially.

The Company has revised its disclosure on page 1 in response to the Staff’s comment.

Ravicti Clinical Development, page 2

9.	Please explain what is meant by the term “non-inferiority” from a scientific/clinical perspective.

The Company has revised its disclosure on page 2 in response to the Staff’s comment.

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10.	Please disclose here that under your Special Protocol Assessment, non-inferiority would be demonstrated if the mean value of ammonia in patients taking Ravicti was not more than 25% higher than that seen on Buphenyl.

The Company has added disclosure on page 2 in response to the Staff’s comment. In addition, the Company advises the Staff that the reference to the “mean value” was an attempt to simplify a statistical concept. Upon further review, the Company has determined to revise its disclosure on page 2 and revise its disclosure on page 75 to reference a “95% confidence interval.” In addition, the Company has also included an explanation of the term “95% confidence interval.”

Risk Factors

Risk Factors Associated with Our Business, page 3

11.	Please reference the arbitration proceedings with Ucyclyd. Please include an appropriate risk factor in the Risk Factors section. The risk factor should describe the dispute between you and Ucyclyd, address the risks associated with an unfavorable outcome to the arbitration proceeding, including the risk that you could lose your rights to Ravicti and your potential purchase rights to Buphenyl and Ammonul and an assessment of the potential consequences to your ability to continue as a going concern. We are also asking you to reference these proceedings in the Legal section of the Business section as well. See comment 40 below.

The Company respectfully acknowledges the Staff’s comment and advises that the arbitration was resolved in March 2012. As a result, Ucyclyd and the Company agreed to supersede a prior collaboration agreement with (1) an Asset Purchase Agreement pursuant to which Ravicti was purchased from Ucyclyd, and (2) an Amended and Restated Collaboration Agreement, under which the Company would have the right, exercisable in the future, to purchase certain worldwide rights to develop and commercialize BUPHENYL and AMMONUL subject to Ucyclyd’s right to elect to retain rights to AMMONUL. Accordingly, the Company believes a risk factor addressing the risks associated with the arbitration is not warranted because the arbitration is concluded.

Risk Factors, page 10

Risks Related to Development, Commercialization and Regulatory Approval

“To obtain regulatory approval to market Ravicti…” page 12

12.	To the extent you have experienced a delay, suspension or premature termination relating to your product candidate, please expand your disclosure to describe and provide the reasons for the relevant delay, suspension or premature termination.

The Company respectfully acknowledges the Staff’s comment and notes that the risk factor referenced by the Staff is directed to the risk that the Company would need to undertake additional clinical trials and nonclinical studies to obtain regulatory approval in indications other than UCD. The Company further advises the Staff that it has not experienced any delays, suspensions or premature terminations related to Ravicti in indications other than UCD, and submits that it has addressed the risk that the Company could be required to conduct additional studies and trials to obtain approval in UCD, as well as describing previous and potential delays, in the first through the fourth risk factors on pages 10-11.

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“Serious adverse events or other safety risks…” page 12

13.	Please expand your disclosure to disclose any known undesirable side effects or adverse effects that have been associated with your product candidate.

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the most common serious adverse events (“SAEs”) reported during long term treatment with Ravicti by more than one patient included hyperammonemia and gastroenteritis. None of these SAEs were considered by the investigator to be related to Ravicti treatment. Accordingly, the Company submits that including this disclosure in the Registration Statement would not be appropriate as it would be mitigating language. In addition to these SAEs, during clinical trials with Ravicti, some patients complained of side effects such as headache, dizziness, bloating, mild diarrhea, nausea and vomiting. These side effects have been largely mild and transient, and are not classified as SAEs or other safety risks which could require the Company to abandon development of Ravicti. Therefore, the Company believes including such disclosure in this risk factor would not be appropriate as it is not related to the risk being addressed.

“If our competitors are able to develop and market products…” page 16

14.	You disclose that you face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Please expand your disclosure to name, in addition to Ucyclyd and its products, the entities and products from which you believe you will face competition in the UCD and HE market.

The Company has added disclosure on page 17 in response to the Staff’s comment.

Risks Related to Our Financial Position and Need for Additional Capital

“We may need to obtain additional financing to fund our operations…” page 23

15.	Please expand this risk factor to describe the nature and amount of payments you may receive from Ucyclyd beginning in January 2013 if Ravicti is not approved by the FDA prior to January 2013.

The Company has added disclosure on page 24 in response to the Staff’s comment.

Risks Related to Our Reliance on Third Parties

“We have no manufacturing capacity…” page 25

16.	Please identify here the third-party manufacturers upon whom you are substantially dependent, disclose the material terms of your supply contracts with any such manufacturers in the Business section and file the related contracts as exhibits to your registration statement.

In response to the Staff’s comment, the Company has added disclosure to page 25 to identify the third party manufacturers which the Company is using to manufacture clinical supply of Ravicti – Helsinn Advanced Synthesis SA (“Helsinn”) and DSM Fine Chemicals Austria Nfg GmbH (“DSM”). In addition,

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the Company respectfully advises the Staff that it does not have long term supply contracts with either manufacturer, and it has no arrangements with either manufacturer for a commercial supply of Ravicti. The Company has entered into services agreements with Helsinn and DSM under which these manufacturers have manufactured a limited number of registration and/or validation batches of Ravicti and have provided certain analytical services, such as stability testing. These agreements are cancellable at will by the Company, and there are no minimum purchase or payment requirements. Moreover, the manufacturing services to be provided by Helsinn and DSM under the agreements are nearly complete, and accordingly the agreements are not material to the Company. The Company has two purchase orders outstanding for validation batches of Ravicti – one with Helsinn and one with DSM. These types of arrangements are of a type that ordinarily accompanies the kind of business conducted by the Company, and the Company is not substantially dependent on them. Consequently, the Company believes that the Helsinn and DSM agreements need not be filed.

In addition, after review the Company has determined that this risk factor can be combined with the risk factor that followed it to eliminate duplication. Accordingly, the Company has added disclosure on page 25 to identify Lyne Laboratories, Inc. (“Lyne”) as the manufacturer that provides fill and finish services to the Company.

“We use a single manufacturer for fill/finish of Ravicti…” page 25

17.	Please identify the single contract manufacturer that supplies your finished Ravicti drug product. Please disclose the material terms of your supply contract and file the supply contract as an exhibit to your registration statement.

In response to the Staff’s comment, the Company directs the Staff’s attention to its response to comment #16. In addition, the Company respectfully advises the Staff that it does not have a long-term supply contract with Lyne, and it has no arrangements with Lyne for a commercial supply of Ravicti. The Company has entered into a clinical supply agreement under which Lyne provides fill/finish services from time to time on a purchase order basis at a price that is determined on a project-by-project basis. The Company is not required to purchase any finished product from Lyne. Moreover, the agreement will automatically terminate upon regulatory approval of Ravicti, and prior to such regulatory approval the Company only anticipates ordering fill/finish services for the remaining validation batches from Helsinn and DSM. As is the case with its agreements with Helsinn and DSM, the Company believes that the Lyne agreement is not material. Moreover, the arrangement with Lyne is of a type that ordinarily accompanies the kind of business conducted by the Company. Consequently, the Company believes that the Lyne agreement need not be filed.

Risks Related to Our Intellectual Property, page 28

“We may not be able to protect our proprietary technology…” page 30

18.	Here and in the page 31 regarding your intellectual property rights throughout the world, please disclose any known infringement of your intellectual property by third parties.

The Company respectfully acknowledges the Staff’s comment and advises that it is not aware of any infringement of its intellectual property by third parties.

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“We may infringe the intellectual property rights of others…” page 31

19.	Disclose whether any third parties have asserted that you are infringing their intellectual property rights. Disclose whether you are involved in any pending litigation regarding infringement of third party intellectual property.

The Company respectfully acknowledges the Staff’s comment and advises that it is not aware of any third parties that have asserted that the Company is infringing such third party’s intellectual property, nor is it involved in any pending litigation regarding infringement of third party intellectual property.

Risks Related to Our Business Operations and Industry, page 32

“We depend upon our key personnel…” page 32

20.	If any of your key personnel intend to retire or resign in the near future, please revise to address such departure and the potential impact on your organization.

The Company respectfully acknowledges the Staff’s comment and advises that it is not aware of that any key personnel intend to retire or resign in the near future.

“We will need to significantly increase the size of our organization…” page 33

21.	To the extent that you have experienced any difficulties to date managing growth, including retaining a sufficient number of skilled personnel, please expand this risk factor to describe these challenges.

The Company respectfully acknowledges the Staff’s comment and advises that it has not experienced any difficulties to date in managing growth.

Use of Proceeds, page 41

22.	We note that you intend to use the net proceeds of this offering to complete the clinical development of Ravicti for UCD; for repayment over eight quarters of up to principal amount of $22.0 million of a potential loan from Ucyclyd; royalty and license payments under your license with Brusilow; royalty and license payments to Ucyclyd; and for general corporate purposes. Please revise your disclosure:

•	to specifically and separately identify the amount of proceeds you intend to use to fund the completion of the clinical development of Ravicti for UCD;

•	to separately identify the amount of proceeds you intend to use to make royalty and license payments to Brusilow, royalty and license payments to Ucyclyd, and general corporate purposes; and

•	to identify the amount of proceeds you intend to allocate for the commercialization of the product and the nature of such expenses.

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The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 43. The Company also advises the Staff that it will provide the approximate dollar amounts to be allocated among the categories of uses of proceeds, to the extent such amounts can be estimated, at the time the Company files a pre-effective amendment to the Registration Statement that includes pricing information. In addition, the Company has removed references to the repayment over eight quarters of the potential loan from Ucyclyd and royalty payments to Brusilow and Ucyclyd as uses of proceeds because the Company expects that repayment of a loan to purchase BUPHENYL and AMMONUL and royalty obligations related to product sales will be paid out of revenue the Company generates from Ravicti if approved and/or BUPHENYL and AMMONUL rather than out of the proceeds of the offering. Finally, the Company has deleted the reference to milestone payments to Ucyclyd because the first of such payments are not due until the submission of an NDA for Ravicti in HE, which the Company estimates would not occur for several years at the earliest.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview, page 51

23.	For businesses in the development stage, the discussion of the operating results should address cumulative information from inception. Amounts discussed should be reconciled to the cumulative amounts reported in your consolidated financial statements. Please revise throughout the document as applicable.

In response to the Staff’s comment, the Company has added disclosure to pages 53, 63 and 64 of Amendment No. 1 to disclose cumulative information from inception, where such information would be material to an investor in understanding the Company’s financial statements.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 55

24.	Regarding your valuation methodology, please address the following:

•

You disclose on page 58 that you use the Income and/or Market approach for valuing your stock. However, your disclosure on page 59 appears to indicate that for each of the periods discussed you only used an income approach. Please clarify in what circumstances you use each method and what dates each method was used.

•

If you used both the Income and Market valuation methods clarify in the filing how you determined the final valuation and why you believe it is appropriate. In addition, clarify if the methods resulted in similar valuations or if significantly different, how the final valuation was determined.

•	Tell us why you believe the Income approach is appropriate considering the uncertainty of receiving regulatory approval for Ravicti.

•	If you continue to believe the income approach is appropriate, clarify in the filing how the uncertainty was factored into the discount rate in the income approach.

Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

In response to the Staff’s comment, the Company has added disclosure to page 60. As noted in Amendment No. 1, the Company utilized an income approach for valuing its common stock. The market

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approach was used for calculating the terminal value within the income approach.

In determining the most appropriate valuation approach for its common stock, the Company considered using alternative approaches, such as a market approach, but ultimately utilized an income approach primarily because it has not generated product revenue to date. The use of the market approach generally requires either revenue, or positive earnings before interest, tax and depreciation and amortization (EBITDA), or some other financial metric. In contrast, the income approach is based on the premise that the value of a business is the present value of a company’s future earning capacity.

The application of the income approach involves estimating the free cash flows for the business, calculating a terminal value, and then discounting the cash flows and terminal value back to a present value at an appropriate discount rate. Within this approach, it is common for low growth businesses and mature businesses to calculate the terminal value using a formula, such as the Gordon Growth Model, which assumes constant growth after the forecast period. However, given the length of the Company’s forecast period, this approach would not be appropriate given significant increases in projected revenues and profitability beyond the terminal date as are frequently seen post-product launch in life science companies. Instead, for high growth businesses similar to the Company’s, it is common practice to estimate the terminal value by using a market approach, and applying a multiple to revenues, EBITDA, or some other financial metric. Accordingly, Amendment No. 1 discloses the use of the market approach for the terminal value within the income approach.

The Company believes the income approach is appropriate in light of the uncertainty of receiving regulatory approval for Ravicti because this risk is reflected in the discount rate. In calculating this discount rate, the Company utilized inputs from comparable public companies which are also subject to the same uncertainty of receiving regulatory approval for their treatments. In addition, the Company applied additional risk premiums to the discount rate to capture the risk related to the Company’s smaller size, the capital required to commercialize Ravicti, the fact that the Company is in clinical stage of development, and the fact that Ravicti is its sole drug nearing regulatory approval.

The differences between the fair value as of the date of each grant and the estimated IPO price will be updated in future amendments of the Registration Statement in the event the IPO price range reflected in any preliminary prospectus is materially inconsistent with the Company’s estimates of the fair value of common stock. The Company will also include disclosure describing the factors contributing to the difference between the estimate and the IPO price range.

25.	You state on page 58 that in the Market approach you used market multiples of comparable publicly traded companies in your industry or similar lines of business which are based on key metrics implied by the enterprise values or acquisition values of comparable publicly traded companies. Clarify in the filing what similar lines of business you used and why. Also clarify in the filing what specific factors you used to determine the companies you selected and why their use was considered appropriate (i.e. phase of development, number of products, collaboration agreements, size, etc.).

In response to the Staff’s comment, the Company has revised the disclosure on page 60.

26.

In order for us to fully understand the equity fair market valuations reflected in your financial statements, please revise the tabular disclosure presented on page 56 to include an itemized chronological schedule covering all equity instruments, including preferred stock and warrants, issued since January 1, 2011 through the date of your response. Please provide the following

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information separately for each equity issuance:

•	The date of the transaction,

•	The number of options or warrants granted or shares issued,

•	The exercise price of the options or warrants or the per share amount paid,

•	Management’s estimated fair market value per share and how the estimate was made,

•	The identity of the recipient, indicating if the recipient was a related party,

•	The nature and terms of concurrent transactions; and

•	The amount of any compensation or interest expense element.

In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 59. The revised disclosure includes an itemized chronological table covering all equity instruments issued, including options and warrants, since January 1, 2011 through the date of this response. As discussed with the Staff, the Company included only the disclosures outlined in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation with respect to the Company’s equity transactions in Amendment No. 1 and has provided the remaining requested information supplementally in Appendix A attached hereto.

Additionally, we have provided attached hereto as Appendix A the table with a full response to Staff’s comments.

27.	Please note that because the initial filing did not include an estimated offering price we are deferring evaluation of common stock related compensation expenses until you specify the estimated offering price.

The Company respectfully acknowledges the Staff’s comment.

Business, page 69

28.	Please briefly describe and provide an overview of the development of your business over the past five years, including a description of your relationship with Ucyclyd. Please include a description of the various collaboration agreements you have entered into with Ucyclyd, including the material terms of such agreements. We note your description on page F-14 of the registration statement. Please provide similar disclosure here.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 to provide the background on the Company’s relationship with Ucyclyd with respect to the development of Raviciti and leading up to the acquisition of Ravicti in March 2012. However, the Company respectfully submits that including a description of the previous collaboration agreements with Ucyclyd, including the material terms thereof, would be confusing and not helpful to an investor’s understanding of the business and could be potentially misleading. The original collaboration agreement was entered into in 2007 and was lengthy (approximately 100 pages without exhibits or schedules) and sufficiently complex that it was the subject of several interpretive disagreements over the years which ultimately resulted in the Company filing an arbitration action in 2011. In addition, the agreement was amended three different times prior to the filing of the arbitration. The resolution of the arbitration resulted in the outright purchase of Ravicti by the

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Company pursuant to an Asset Purchase Agreement and the entering into an Amended and Restated Collaboration Agreement covering the option to purchase BUPHENYL and AMMONUL. These two agreements completely supersede the prior collaboration agreement or any amendment thereto. Note 3 of the notes to financial statements includes a description of the material terms of the previous versions of the collaboration agreement because, in the judgment of the Company, such disclosure is important to understand the historical financial statements at year end. As noted above, the arbitration was resolved in March 2012. Accordingly, Note 3 did not include a description of the acquisition of Ravicti and the entry into the Amended and Restated Collaboration Agreement because those events did not occur on or before December 31, 2011. The Company appropriately disclosed such events in Note 16 as a Subsequent Event. By contrast, the Business section of the Registration Statement describes the business as it currently exists. While Item 101 of Regulation S-K requires a discussion of the development of the business over the prior five years (and the Company has added disclosure to clarify its relationship with Ucyclyd and Ravicti), a specific discussion of complex terms no longer in force or relevant is not material and would be extremely confusing to a reader.

29.	We note that you purchased the worldwide rights to Ravicti from Ucyclyd in March 2012. However, your disclosure in this section indicates that you submitted an NDA to the FDA for Ravicti in December 2011. Please reconcile or explain this discrepancy. Please clarify which entity owned the rights to Ravicti at the time of the NDA submission.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it originally obtained a license to develop Ravicti for the U.S. market from Ucyclyd in 2007 pursuant to a collaboration agreement. The Company was responsible for the development of Ravicti, including the submission of the NDA, pursuant to the collaboration agreement, as such was amended from time to time. Under the terms of the Company’s collaboration agreement with Ucyclyd in force from 2007 until March 2012, the Company had the sole right to develop Ravicti for the treatment of UCD, and to function as the regulatory agent on behalf of Ucyclyd. The Company was responsible for writing, compiling and submitting the NDA with the FDA. The NDA was submitted on December 23, 2011 as a Ucyclyd-sponsored NDA, with the Company designated as the regulatory agent for the application. In March 2012, in connection with the resolution of the arbitration, the Company purchased Ravicti outright from Ucyclyd pursuant to the Asset Purchase Agreement and also entered into the Amended and Restated Collaboration Agreement covering a future option to purchase the worldwide rights to BUPHENYL and AMMONUL. As noted in its response to comment #28, the Company has added disclosure to page 75 to clarify the relationship with Ucyclyd as it relates to the development of Ravicti.

30.	Please disclose the amount of gross sales in 2011 for each of BUPHENYL and AMMONUL separately.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is not aware of the amount of gross sales in 2011 for BUPHENYL and AMMONUL. The Company has a right to obtain that information only in connection with exercising its option to purchase the worldwide rights to BUPHENYL and AMMONUL under the Amended and Restated Collaboration Agreement. Sales of BUPHENYL and AMMONUL are not separately disclosed and are included as part of Net Product Revenues in the income statements of Medicis Pharmaceutical Corporation (“Medicis”), the parent of Ucyclyd. In Medicis’ Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in its Form 10-K for the year ended December 31, 2011, revenue is broken down into dermatological and non-dermatological revenue but in the non-dermatological revenue category, which would otherwise consist solely of BUPHENYL and AMMONUL revenue, it also included non-BUPHENYL and AMMONUL contract revenue. Accordingly, it is not possible for the Company to

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determine the exact amount of net sales of these products for 2011.

31.	Please provide more details regarding the pivotal study for AMMONUL that you reference here. Identify the study, the entity which funded it, the size of the patient population that participated and when and where the study was conducted.

In response to the Staff’s comment, the Company has revised the disclosure on page 78.

Key Advantages of Ravicti, page 73

32.	Please clarify specifically what you mean by the terms “non-inferior” and “directionally favorable”. Specifically discuss the pooled results of the Phase II and Phase III clinical trials and explain how the data demonstrated statistically significant lower ammonia levels. Please revise your disclosure to specify how many fewer HA crises patients on Ravicti experienced on average rather than state that the results were “numerically fewer.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 79.

Ravicti Clinical Development in UDC Patients, page 74

33.	Please revise your disclosure to explain how it was determined that Ravicti would be demonstrated to be non-inferior to BUPHENYL if the mean value of ammonia on Ravicti was not more than 25% higher than that seen on BUPHENYL. Clarify whether this determination was made in consultation with the FDA and whether such factors as the lower sodium content of Ravicti and other potential benefits were considered in arriving at the threshold mean value.

In response to the Staff’s comment, the Company has revised the disclosure on page 80. In addition, the Company directs the Staff’s attention to its response to comment #10. As noted in comment #10, the Company has revised the disclosure on page 80 to refer to a “95% confidence interval.” In addition, the Company has also included an explanation of the term “95% confidence interval.”

Pediatric Study Under 6 Years, page 78

34.	Please revise to disclose the specific concerns raised by the FDA during your preNDA meeting.

In response to the Staff’s comment, the Company has added disclosure to page 83.

Ravicti Nonclinical Development, page 79

35.	Please revise to disclose the specific basis for the conclusion of the panel that the results of the rat study were not predictive of human risk. Please disclose whether the FDA has issued any formal or informal response to the white paper summarizing the outcome of the expert panel review.

The Company respectfully acknowledges the Staff’s comment and has added disclosure to pages 84 and 85 to disclose that the FDA has not issued any formal or informal response to the Company’s white paper. In addition, the Company supplementally advises the Staff that there was no single reason the panel

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concluded that the results of the rat study were not predictive of human risk. The specific bases for the conclusion of the expert panel that the results of the rat study were not predictive of human risk were as follows:

•	HPN-100, is nongenotoxic in a wide battery of mutagenicity test;

•	No evidence of pre-neoplastic or neoplastic lesions were observed in mice or primates or in shorter duration rat studies;

•	The proliferative lesions seen in the higher dose groups in the rat carcinogenicity study were of the same type seen in control rats and all were late occurring and of low incidence;

•

Proliferative lesions in control and treated rats were, in general, similar in magnitude to historical control data at the testing laboratory and/or to published incidences in untreated female Sprague-Dawley rats;

•	No analogous tissue exists in humans for Zymbal’s gland;

•	The existence of well-documented and accepted rat-specific pathogenesis for the proliferative lesions in the pancreas, thyroid, and uterus;

•	No analogous lesion in humans to the rat cervical schwannoma; and

•

Metabolic consequences of long-term exposure of normal rats to Ravicti are likely to be substantially different than those in patients, thus calling into question the relevance of findings in the rat for human safety.

The Company respectfully submits that including this disclosure in the Registration Statement would not provide meaningful disclosure to investors because of its highly technical nature, and could cause confusion and be misleading.

HE, page 80

Current Therapies and Limitations, page 80

36.	Please identify the manufacturer of Rifaximin 550mg tablets.

In response to the Staff’s comment, the Company has added the requested disclosure to page 84.

Ravicti Clinical Development in HE Patients, page 81

37.	Please identify who conducted the pivotal study for rifaximin, what the key results were and what the essential features are of that study which your Phase II Part B study shares.

In response to the Staff’s comment, the Company has added the requested disclosure to page 84.

Manufacturing, page 85

38.	Please disclose whether you are substantially dependent upon any of the suppliers referenced in this section. If so, please describe the material terms of your contract with any such supplier and file the agreement as an exhibit to your Form S-1. Please disclose whether you have identified any alternate suppliers.

Securities and Exchange Commission

May 24, 2012

The Company respectfully acknowledges the Staff’s comment and directs the Staff to its response to its response to comments #16 and #17. In addition, in response to the Staff’s comment, the Company has modified the disclosure on page 93 to indicate that DSM and Helsinn are each alternate suppliers for the other and that the Company has not identified an alternate fill/finish supplier. The Company notes that, while Lyne is currently the sole fill/finish supplier for Ravicti, the agreement with Lyne is not a material agreement since Lyne’s supply obligations under the agreement are nearly complete, the agreement terminates upon Ravicti approval in UCD, the fill/finish of Ravicti for either HE clinical trials or commercial sale will not be performed under the current agreement, and the agreement is of a type that ordinarily accompanies the kind of business conducted by the Company, and the Company is not substantially dependent on it.

Competition, page 86

39.	Please identify any competitors who have pre-clinical or clinical products that would compete directly with Ravicti, BUPHENYL or AMMONUL.

In response to the Staff’s comment, the Company has added additional disclosure to page 94.

Legal Proceedings, page 99

40.	We note your description on page 59 of the MD&A section of your filing of the demand for arbitration you filed with respect to your rights and obligations under the collaboration agreement with Ucyclyd. Please reference those proceedings in this section. Your disclosure should include a description of the specific matters in dispute, the dates of adjudication, any material findings and the final results of the arbitration proceedings. If the proceedings are still ongoing, please note this.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that has not provided disclosure pursuant to Item 103 of Regulation S-K because such disclosure is only required when there is a material legal proceeding which is pending. As noted in the Company’s response to comment #11, the arbitration with Ucyclyd was resolved in March 2012. The Company has described the arbitration in Management’s Discussion and Analysis of Results of Operations and Financial Condition under the heading “Stock-Based Compensation” because such disclosure is important to an investor’s understanding of how the Company established the fair value of its common stock.

Exhibits

41.	Please file the following as exhibits to your filing:

•	the license agreement with Brusilow;

•	the research agreement with Dr. Summar; and

•	the original collaboration agreement with Ucyclyd and all amendments thereto.

The Company respectfully acknowledges the Staff’s comment and has filed, with Amendment No. 1, the license agreement with Brusilow and an amendment thereto, as well as the research agreement with

Securities and Exchange Commission

May 24, 2012

Dr. Summar. The Company also notes that it is seeking confidential treatment with respect to portions of both agreements, which confidential treatment request is being filed simultaneously with Amendment No. 1. The Company further submits that the original collaboration agreement with Ucyclyd and all amendments thereto are not required to be filed pursuant to Item 601 of Regulation S-K because such original agreement, as amended, will not be performed at or after the filing of the Registration Statement and was not entered into within the last two years before such filing. The original collaboration agreement was entered into in 2007 and the most recent amendment prior to the restatement of the agreement pursuant to the resolution of the arbitration occurred in 2009. The resolution of the arbitration resulted in the outright purchase of Ravicti by the Company pursuant to an Asset Purchase Agreement and the entering into an Amended and Restated Collaboration Agreement covering the option to purchase BUPHENYL and AMMONUL. These two agreements completely supersede the prior collaboration agreement or any amendment thereto. Insofar as the collaboration agreement is no longer in force, the Company believes it will not provide meaningful disclosure to investors, is potentially confusing because of its complexity and length and will be extremely burdensome to provide. In that regard, the Company estimates that the original collaboration agreement, with schedules and exhibits, and amendments is approximately 700 pages long.

Financial Statements

8. Commitments and Contingencies, page F-23

42.	You state on page 59 that you were in arbitration discussions with Ucyclyd relating to your rights to Ravicti, including the filing of the NDA for UCD. You filed your NDA in December 2011. Please tell us why the nature of this contingency and the disclosures required by ASC 450-20-50 have not been provided. If the arbitration proceedings were resolved and the revised agreement disclosed in Note 16 is a result of those proceedings, please clarify in the filing and update the filing to disclose the result of the arbitration proceedings.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the arbitration proceedings were resolved in March 2012. In connection with the resolution, the Company purchased Ravicti pursuant to an Asset Purchase Agreement and entered into an Amended and Restated Collaboration Agreement covering the option to purchase BUPHENYL and AMMONUL. The Company did not disclose the arbitration as a contingency at the time of the filing of the Registration Statement because the arbitration had already been dismissed with the consent of the parties. In connection with the update of financial statements to include the three months ended March 31, 2012, the Company has revised the disclosure in the Notes to Financial Statements accordingly.

*            *             *

Securities and Exchange Commission

May 24, 2012

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Jon Layman at (650) 463-4024. We thank you in advance for your attention to the above.

Sincerely, /s/ Laura A. Berezin
Laura A. Berezin

cc:	Donald Santel, Hyperion Therapeutics, Inc.
Jeffrey Farrow, Hyperion Therapeutics, Inc.
Jon Layman, Esq., Hogan Lovells US LLP
Mark Weeks, Cooley LLP
Brett White, Cooley LLP

Appendix A

									Amount of Compensation or Interest Expense (in thousands)
Date of Transaction	Equity Type	Number of Shares Underlying Options or Warrants Granted	Exercise Price Per Share	Management’s Fair Value Per Share Estimate	How Management Determined the FV Estimate	Identity of the Recipient	Related Party	Nature and Terms of Concurrent Transactions with the Recipient	For the year ended December 31, 2011	For the three months ended March 31, 2012
April 1, 2011	Common Stock Warrants	1	$0.67	2	2	All common stock warrants were granted to existing investors	Yes	Issued with Convertible Note and Warrant Purchase Agreement entered into on April 1, 2011 and Convertible Unsecured Promissory Notes	$762	$—
April 15,2011	Common Stock Options	2,484,477	$0.67	$0.52[3]	Estimated by using an income approach by first estimating the equity value of the Company, then allocating the Company’s value to its various securities including its common stock	505,400 options were granted to the board of directors; 242,933 options were granted to the CEO; 323,893 options were granted to the CFO; 159,771 options were granted to the CMO; 137,179 options were granted to the SVP, Regulatory Affaris and Compliance; 199,202 options were granted to the VP, Strategic Marketing and Corporate Business Development and 916,099 options were granted to existing employees	Yes	N/A	$194	$54
October 26, 2011	Preferred Stock Warrants	1	$1.58	2	2	All preferred stock warrants were granted to existing investors	Yes	Issued with Convertible Note and Warrant Purchase Agreement entered into on October 26, 2011 and Convertible Unsecured Promissory Notes	$59	$89
February 8, 2012	Preferred Stock Warrants	1	$1.58	2	2	All preferred stock warrants were granted to existing investors	Yes	Issued with Convertible Note and Warrant Purchase Agreement entered into on October 26, 2011 and Convertible Unsecured Promissory Notes	$—	$100

[1]	The number of shares to be issued is calculated based upon 30% of the principal amount of the notes divided by either:
(i)	the price per share paid by a new investor in a preferred stock qualified financing;
(ii)	in the event the Notes have been converted into shares of Series C-2 preferred stock, the series C-2 preferred original issue price of $1.58 per share;
(iii)	the price per share paid by a new investor for equity securities in a non-qualified financing; or
(iv)	a price per share of $1.58 in the event of an initial public offering.

[2]

The fair value of warrants in the aggregate was determined by using an income approach by first estimating the equity value of our company, then allocating the Company’s value to its various securities using the Option Pricing Method. The Option Pricing Method was applied in various scenarios based on the potential liquidity alternatives available to the Company.

[3]	We reassessed the fair value of our common stock subsequent to the grant date of these awards.

The table above does not include the grant of 2,760,950 stock options at an exercise price of $1.20 per share which equals the fair value of common stock as determined by our Board of Directors to employees and Board members on April 16, 2012 or the granting of 462,686 warrants for common stock at an exercise price of $0.67 per share on April 19, 2012 as part of the Loan and Security Agreement entered into with Silicon Valley Bank and Leader Lending LLC—Series B.